PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com June 7, 2021

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Ms. Jan Woo

Mr. Edwin Kim

Mr. Stephen Krikorian

Ms. Laura Veator

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kanzhun Ltd. (CIK No. 0001842827)

Amendment No. 3 to the Registration Statement on Form F-1

Dear Ms. Woo, Mr. Kim, Mr. Krikorian and Ms. Veator:

On behalf of our client, Kanzhun Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 4, 2021 related to Amendment No. 1 to the Company’s registration statement on Form F-1 filed on May 25, 2021. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 3 (“Amendment No. 3”) to the Company’s registration statement on Form F-1 and certain exhibits via EDGAR to the Commission.

Securities and Exchange Commission

June 7, 2021

The Company respectfully advises the Staff that it plans to file the joint acceleration requests in time for the Commission to declare the registration statement effective on June 10, 2021, and would greatly appreciate the Staff’s continued assistance and support to the Company to meet this timeline.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 3.

Comments in Letter Dated June 4, 2021

Amendment No. 1 to Form F-1 Filed on May 25, 2021

Summary Consolidated Financial Data, page 16

1.

Your disclosure on page F-106 states that the board of directors and shareholders approved to issue 24,745,531 Class B ordinary shares to TECHWOLF LIMITED, controlled by Mr. Peng Zhao, Founder and CEO of the Group immediately after the listing of the Company’s ADSs on the Nasdaq Global Select Market. Please disclose the amount of compensation expense that will be recognized upon the issuance of the shares. Further, tell us how you considered including this expense and the issuance of these shares in your pro forma net loss per share calculation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 19, 93 and 94 of Amendment No. 3 to disclose the amount of estimated share-based compensation expense that will be recognized upon the issuance of Class B ordinary shares to TECHWOLF LIMITED after the listing of the Company’s ADSs on the Nasdaq Global Select Market. The Company has also updated the pro forma net loss per share calculations on page 19 and 94 of Amendment No. 3 to include the impact from recognition of such share-based compensation expense.

2.

Please include in your graphics your net loss for the year ended December 31, 2020 and the three months ended March 31, 2021 with the other financial measures that you present, and also include year over year comparisons consistent with these measures.

In response to the Staff’s comment, the Company has revised the graphics on the inside front cover of Amendment No. 3 to include the referenced disclosure.

*        *        *

If you have any questions regarding Amendment No. 3, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Peng Zhao, Chief Executive Officer, KANZHUN LIMITED

Yu Zhang, Chief Financial Officer, KANZHUN LIMITED

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Cathy Yeung, Esq., Partner, Latham & Watkins LLP

Allen Wang, Esq., Partner, Latham & Watkins LLP